Registration Statement No. 333-137902
Filed Pursuant to Rule 433
August 18, 2009

Release

DEUTSCHE BANK SUSPENDS ISSUANCE OF POWERSHARES DB CRUDE OIL DOUBLE LONG EXCHANGE TRADED NOTES

NEW YORK - August 18, 2009 – Deutsche Bank today announced that it will temporarily suspend, with immediate effect, any further issuance of the PowerShares DB Crude Oil Double Long Exchange Traded Notes (Symbol: DXO) (“the Notes”). This suspension may cause fluctuations in the trading value of the Notes. Daily repurchases at the option of holders of the Notes will not be affected by this suspension.

As disclosed in the pricing supplement relating to the PowerShares DB Crude Oil ETNs under the heading "Risk Factors - The market value of the securities may be influenced by many unpredictable factors", the market value of PowerShares DB Crude Oil ETNs may be influenced by, among other things, the levels of supply and demand for the PowerShares DB Crude Oil ETNs. It is possible that the suspension, as described above, may influence the market value of PowerShares DB Crude Oil ETNs.  Deutsche Bank believes that the limitations on issuance and sale implemented may cause an imbalance of supply and demand in the secondary market for the PowerShares DB Crude Oil ETNs, which may cause PowerShares DB Crude Oil ETNs to trade at a premium or discount in relation to its indicative value.  Therefore, any purchase of PowerShares DB Crude Oil ETNs in the secondary market may be at a purchase price significantly different from their indicative value.

For further information please call:

Deutsche Bank
Media:
Renee Calabro (212) 250-5525
Press & Media Relations

Investors:

1-877-369-4617

About Deutsche Bank

Deutsche Bank <NYSE: DB> is a leading global investment bank with a strong and profitable private clients franchise. A leader in Germany and Europe, the bank is continuously growing in North America, Asia and key emerging markets. With 78,896 employees in 72 countries, Deutsche Bank competes to be the leading global provider of financial solutions for demanding clients creating exceptional value for its shareholders and people.

www.db.com

Deutsche Bank AG has filed a registration statement (including a prospectus, prospectus supplement and pricing supplement) with the Securities and Exchange Commission, or

Registration Statement No. 333-137902
Filed Pursuant to Rule 433
August 18, 2009

SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and pricing supplement in that registration statement and other documents that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov . Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and pricing supplement if you so request by calling toll-free 1-877-369-4617.